UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

August 27, 2018

Date of Report (Date of earliest event reported)

KapStone Paper and Packaging Corporation

(Exact name of registrant as specified in its charter)

Delaware	001-33494	20-2699372
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation)	File Number)	Identification No.)

1101 Skokie Boulevard, Suite 300, Northbrook, IL 60062

(Address of principal executive offices)

(847) 239-8800

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒          Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐            Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐            Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐            Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (Section 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (Section 240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01                                           Other Events.

Litigation Related to the Merger.

As previously disclosed, on January 28, 2018, KapStone Paper and Packaging Corporation (“KapStone”), WestRock Company (“WestRock”), Whiskey Holdco, Inc., a wholly-owned subsidiary of WestRock (“Holdco”), Kola Merger Sub, Inc., a wholly-owned subsidiary of Holdco (“KapStone Merger Sub”), and Whiskey Merger Sub, Inc., a wholly-owned subsidiary of Holdco (“WestRock Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”). Pursuant to the Merger Agreement, and subject to the terms and conditions thereof, WestRock will acquire all of the outstanding shares of KapStone through a transaction in which: (i) WestRock Merger Sub will merge with and into WestRock, with WestRock surviving such merger as a wholly-owned subsidiary of Holdco and (ii) KapStone Merger Sub will merge with and into KapStone, with KapStone surviving such merger as a wholly-owned subsidiary of Holdco (the “Merger”).

The following complaints have been filed in the United States District Court for the District of Delaware: (i) on August 6, 2018, a putative class action lawsuit captioned Jordan Rosenblatt, Individually And On Behalf Of All Others Similarly Situated v. KapStone Paper and Packaging Corporation, Roger W. Stone, Matthew Kaplan, Robert J. Bahash, John M. Chapman, Paula H.J. Cholmondeley, Jonathon [sic] R. Furer, David G. Gabriel, Brian Gamache, Matthew H. Paull, Maurice S. Reznik and David P. Storch, Case No. 1:18-CV-01190-RGA (the “Rosenblatt Complaint”); (ii) on August 8, 2018, a putative class action lawsuit captioned Todd Harrison, Individually and on Behalf of All Others Similarly Situated v. KapStone Paper and Packaging Corporation, Roger W. Stone, Matthew Kaplan, Robert J. Bahash, John M. Chapman, Paula H.J. Cholmondeley, Jonathon [sic] R. Furer, David G. Gabriel, Brian Gamache, Matthew H. Paull, Maurice S. Reznik and David P. Storch, Case No. 1:18-CV-01210-RGA (the “Harrison Complaint”); and (iii) on August 22, 2018, a putative class action lawsuit captioned David Pill, Individually and on Behalf of All Others Similarly Situated v. KapStone Paper and Packaging Corporation, Roger W. Stone, Matthew Kaplan, Robert J. Bahash, John M. Chapman, Paula H.J. Cholmondeley, Jonathan R. Furer, David G. Gabriel, Brian Gamache, Matthew H. Paull, Maurice S. Reznik and David P. Storch, Case No. 1:18-CV-01290-RGA (the “Pill Complaint” and, together with the Rosenblatt and Harrison Complaints, the “Merger Litigation”). The Merger Litigation relates to the Merger Agreement and the definitive proxy statement/prospectus filed with the U.S. Securities and Exchange Commission (the “SEC”) on August 1, 2018 (the “Proxy Statement/Prospectus”) in connection with the Merger.

KapStone and WestRock believe that the claims asserted in the Merger Litigation are without merit and intend to defend against the Merger Litigation vigorously. However, in order to moot the plaintiffs’ unmeritorious disclosure claims, alleviate the costs, risks and uncertainties inherent in litigation and provide additional information to their respective stockholders, KapStone and WestRock have determined to voluntarily supplement the Proxy Statement/Prospectus as described in this Current Report on Form 8-K. Nothing in this Current Report on Form 8-K shall be deemed an admission of the legal necessity or materiality under applicable laws of any of the disclosures set forth herein. To the contrary, KapStone and WestRock specifically deny all allegations in the Merger Litigation that any additional disclosure was or is required.

Supplemental Disclosures.

The following disclosures supplement the disclosures contained in the Proxy Statement/Prospectus and should be read in conjunction with the disclosures contained in the Proxy Statement/Prospectus, which should be read in its entirety. To the extent the information set forth herein differs from or updates information contained in the Proxy Statement/Prospectus, the information set forth herein shall supersede or supplement the information in the Proxy Statement/Prospectus. All page references are to pages in the Proxy Statement/Prospectus, and terms used below, unless otherwise defined, have the meanings set forth in the Proxy Statement/Prospectus.

The disclosure on page 67 of the Proxy Statement/Prospectus is hereby amended by adding the following immediately after the first paragraph on such page:

Throughout the following summary, references to KapStone’s EBITDA are to KapStone’s Adjusted EBITDA as included in the 2018-2024 forecasts provided to Rothschild by KapStone’s management (such 2018-2014 forecasts are more fully described in the section entitled “—Certain KapStone Forecasts” beginning on page 96).

The disclosure on page 67 of the Proxy Statement/Prospectus is hereby amended by adding the following immediately before the last full paragraph on such page:

The EV/18E EBITDA and EV/18E EBITDA— CAPEX for each selected company is set forth below:

Selected Company	EV/18E EBITDA	EV/18E EBITDA — CAPEX
Cascades Inc.	5.7x	9.4x

DS Smith Plc	8.9x	13.7x

Graphic Packaging Holding Company	8.8x	12.3x

International Paper Company	8.7x	13.3x

Mondi plc	8.0x	15.9x

Packaging Corporation of America	10.0x	14.4x

Smurfit Kappa Group plc	7.3x	10.7x

WestRock Company	8.5x	12.7x

The disclosure on page 69 of the Proxy Statement/Prospectus is hereby amended by adding the following immediately after the first full paragraph on such page:

The EV/EBITDA for each selected transaction is set forth below:

Target	Acquirer	EV/EBITDA
Weyerhaeuser Company	International Paper Company	9.0x
Smurfit-Stone Container Corporation	Rock-Tenn Company	8.4x
Tharco Packaging, Inc.	Boise Inc.	7.4x
Temple-Inland Inc.	International Paper Company	10.9x
Svenska Cellulosa Aktiebolaget SCA	DS Smith Plc	6.4x
Korsnas AB	Billerud AB	7.0x
Orange County Container Group LLC	Smurfit Kappa Group plc	6.4x
Longview Fibre Paper and Packaging, Inc.	KapStone Paper and Packaging Corporation	8.7x(1)
Boise Inc.	Packaging Corporation of America	6.7x
MeadWestvaco Corporation	Rock-Tenn Company	10.3x
Duropack GmbH	DS Smith Plc	7.3x
Victory Packaging, L.P.	KapStone Paper and Packaging Corporation	11.2x(2)
Powerflute Oyj	Madison Dearborn Partners, LLC	5.7x

Multi Packaging Solutions International Limited	WestRock Company	9.6x
Indevco Management Resources, Inc.	DS Smith Plc	13.1x(3)
International Paper Company’s North America Consumer Packaging Business	Graphic Packaging Holding Company	8.6x
Powerflute Group Holdings Oyj	Mondi plc	8.7x

(1)                                 Based on 2012 fiscal year-end EBITDA of $118 million.

(2)                                 Based on 2014 fiscal year-end EBITDA of $55 million.

(3)                                 Reflects implied EV based on the acquisition of 80% of the equity value of Indevco Management Resources, Inc. plus assumed net liabilities; based on last-twelve-month EBITDA of $105 million.

The disclosure on page 69 of the Proxy Statement/Prospectus is hereby amended by replacing the paragraph under the heading “Discounted Cash Flow Analysis” on such page with the following:

Rothschild performed a discounted cash flow analysis, which calculates an implied value per share by discounting to the present the value of unlevered free cash flow for 2018 to 2024, based on the KapStone forecasts, assuming the tax changes and the price increases, and adding thereto a terminal value for KapStone calculated based on terminal free cash flows of approximately $302 million using a range of terminal growth rates from 2.0% to 3.0%. In its analysis, Rothschild utilized a range of discount rates from 8.5% to 9.5%, which was selected based on the estimated weighted average cost of capital of KapStone. The foregoing analysis indicated an approximate implied value per KapStone share reference range of$22.00 to $32.00, as compared to the KapStone cash consideration of $35.00 per KapStone share.

The disclosure on page 70 of the Proxy Statement/Prospectus is hereby amended by replacing the second bullet point on such page with the following:

•                  the present value of the future price of KapStone shares (referred to as the PV of future KapStone share price) implied by KapStone’s projected EBITDA and net debt for 2019 and 2020, based on the KapStone forecasts, which net debt for 2019 and 2020 was $1,092 million and $860 million, respectively, discounted at a rate of 12.2%, which was selected based on the estimated cost of equity of KapStone; this methodology implied an approximate implied value per KapStone share reference range of $30.00 to $36.00; and

The disclosure on page 72 of the Proxy Statement/Prospectus is hereby amended by adding the following paragraph immediately after the fourth full paragraph on such page:

Throughout the following summary, references to KapStone’s EBITDA are to KapStone’s Adjusted EBITDA as included in the 2018-2024 forecasts provided to Moelis by KapStone’s management (such 2018-2014 forecasts are more fully described in the section entitled “—Certain KapStone Forecasts” beginning on page 96).

The following disclosure supplements and restates the final full paragraph on page 75 of the Proxy Statement/Prospectus by replacing such paragraph with the following:

Based on the foregoing analysis and its professional judgment and experience, Moelis applied a selected multiple range of 8.0x to 10.5x KapStone’s 2017 calendar year EBITDA using financial information and data provided by KapStone’s management. This resulted in a reference range of $20.55 to $31.22 per KapStone share, as compared to the KapStone cash consideration of $35.00 per KapStone share.

The following disclosure supplements and restates the final paragraph on page 75 of the Proxy Statement/Prospectus by adding the underlined text:

Discounted Cash Flow Analysis.   Moelis performed a discounted cash flow (referred to as DCF) analysis using the 2018—2024 forecasts provided by KapStone’s management to calculate the estimated present value of the future unlevered after-tax free cash flows projected to be generated by KapStone, including terminal free cash flows. Moelis (i) treated KapStone management’s estimates for stock-based compensation as a cash expense for purposes of the DCF analysis and (ii) reflected KapStone management’s estimated tax rate of 24% in all periods, taking into account KapStone management’s estimate of the impact of recently enacted tax legislation. In performing the DCF analysis, Moelis utilized a range of discount rates of 8.75% to 10.75% based on an estimated range of KapStone’s weighted average cost of capital (referred to as WACC). The WACC range reflected a derived cost of equity using (i) a selected range of betas and debt to total capitalization ratios informed by the selected public companies and KapStone’s own statistics as of January 26, 2018 and (ii) a size premium based on companies with equity values similar to KapStone. Moelis noted that the data underlying the WACC calculations pre-dates (and/or does not reflect the impact of) recently enacted federal tax legislation. The foregoing range of discount rates was used to calculate estimated present values as of December 31, 2017 of (i) KapStone’s estimated after-tax unlevered free cash flows for fiscal years ending December 2018 to 2024 and (ii) a range of estimated terminal values derived by applying a range of perpetuity growth rates of 2.0% to 3.0% to KapStone’s terminal unlevered free cash flow projection of approximately $302 million. The perpetuity growth rate range was informed by (i) KapStone management’s assumptions for industry price and volume growth, (ii) implied terminal EBITDA multiples of 6.4x to 9.6x reflecting recent and historical trading multiples of the selected public companies and (iii) long-term GDP growth. Terminal free cash flow was calculated by KapStone’s management as fiscal year 2024 unlevered free cash flow adjusted to reflect normalized levels for changes in working capital and depreciation, and to eliminate tax deductible amortization which ceases in fiscal year 2029 (with the tax benefit of deductible amortization in fiscal year 2025 — 2029 separately calculated and included in the derived DCF per share values).

The disclosure on pages 98 and 99 of the Proxy Statement/Prospectus is hereby amended by replacing the table set forth on page 98 (including the footnotes thereto), the last paragraph on page 98 and the first paragraph on page 99 with the following:

Summary of the KapStone Forecasts

	Year Ended December 31,
	2018 Operating Plan	2018-2024 Forecasts
	2018	2018	2019	2020	2021	2022	2023	2024
	(dollars in millions, except percentage data)
Revenue	$3,476	$3,540	$3,692	$3,814	$3,900	$3,989	$4,079	$4,273
Revenue Growth Rate	4.8%	6.8%	4.3%	3.3%	2.2%	2.3%	2.3%	4.7%
Net Income	$158	$233	$263	$254	$257	$247	$235	$286
EBITDA(1)	$476	$540	$596	$609	$599	$561	$519	$580
Plus: Stock-based Compensation		$14	$14	$15	$15	$15	$16	$16
Plus: Victory Long-Term Incentive		$4	$2	$—	$—	$—	$—	$—
Plus: Acquisition, Integration, Closure and Other Expenses		$1	$1	$1	$1	$1	$1	$1
Plus: Ontario Plant Startup		$3	$—	$—	$—	$—	$—	$—
Plus: Loss on Debt Extinguishment		$1	$1	$1	$1	$1	$1	$1
Adjusted EBITDA	$499	$563	$614	$626	$617	$579	$537	$598
Less: Stock-based Compensation		$(14)	$(14)	$(15)	$(15)	$(15)	$(16)	$(16)
Less: Victory Long-Term Incentive		$(4)	$(2)	$—	$—	$—	$—	$—
Re-Adjusted EBITDA		$545	$598	$611	$602	$563	$521	$582
Less: Depreciation		$(156)	$(185)	$(214)	$(207)	$(191)	$(175)	$(179)
Less: Victory Tax-Deductible Amort.		$(30)	$(30)	$(30)	$(30)	$(30)	$(30)	$(30)
Adjusted EBIT		$359	$383	$368	$364	$342	$316	$373
Less: Taxes @ 24%		$(86)	$(92)	$(88)	$(87)	$(82)	$(76)	$(90)
Tax Effected EBIT		$273	$291	$279	$277	$260	$240	$284
Plus: Depreciation & Amortization		$186	$215	$244	$237	$221	$205	$209
Less: Changes in Net Working Capital		$(27)	$(19)	$(16)	$(11)	$(12)	$(12)	$(25)
Less: Capital Expenditures	$(169)	$(169)	$(231)	$(200)	$(166)	$(167)	$(167)	$(168)
Less: Victory Earnout Payments		$(19)	$(4)	$—	$—	$—	$—	$—
Plus: Asset Sale Proceeds (Oakland)		$15	$—	$—	$—	$—	$—	$—
Unlevered Free Cash Flow(2)		$258	$251	$308	$337	$303	$266	$300

Note: Subtotals may not foot due to rounding.

(1)    EBITDA is defined as earnings before interest expense, income taxes, depreciation and amortization.

(2)    In connection with their respective discounted cash flow analyses and as summarized in the table above, at the direction of the KapStone board and management, each of Rothschild and Moelis used unlevered free cash flows based upon the 2018-2024 forecasts.

Non-GAAP Financial Measures

Certain of the financial forecasts are non-GAAP financial measures, including EBITDA, Adjusted EBITDA, Re-Adjusted EBITDA, Adjusted EBIT, Tax Effected EBIT and Unlevered Free Cash Flow. Non-GAAP financial measures should not be considered in isolated form or as a substitute for financial information presented in compliance with GAAP, and non-GAAP financial measures as used by KapStone may not be comparable to similarly titled financial measures used by other companies.

KapStone management uses these non-GAAP financial measures to focus on KapStone’s on-going operations, and believes they are useful to investors because they enable investors to perform meaningful comparisons of past and present operating results. KapStone believes that EBITDA and Adjusted EBITDA provide useful information to investors because they improve the comparability of the financial results between periods and provide for greater transparency to key measures used to evaluate the performance of KapStone. KapStone management uses Adjusted EBITDA for evaluating its performance against competitors and as a primary measure for employees’ incentive programs.

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Additional Information Regarding the Transaction and Where to Find It

This Current Report on Form 8-K does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This Current Report on Form 8-K is being filed in respect of the proposed merger transaction involving KapStone, WestRock, Holdco, Kola Merger Sub, Inc., a wholly-owned subsidiary of Holdco, and Whiskey Merger Sub, Inc., a wholly-owned subsidiary of Holdco. The proposed transaction will be submitted to KapStone’s stockholders for their consideration. In connection therewith, Holdco has filed a registration statement on Form S-4 (the “Registration Statement”) with the SEC, which included the Proxy Statement/Prospectus. The Registration Statement was declared effective by the SEC on August 1, 2018. On or about August 2, 2018, KapStone commenced mailing the Proxy Statement/Prospectus to its stockholders of record as of the close of business on July 30, 2018. BEFORE MAKING ANY VOTING OR ANY INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the Registration Statement and the Proxy Statement/Prospectus, any amendments or supplements thereto and other documents containing important information about each of KapStone, WestRock and Holdco, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by WestRock will be available free of charge on WestRock’s website at www.westrock.com or by contacting James Armstrong, WestRock’s Vice President—Investor Relations, at (470) 328-6327. Copies of the documents filed with the SEC by KapStone will be available free of charge on KapStone’s website at www.kapstonepaper.com under the heading “SEC Filings” within the “Investors” section of KapStone’s website or by contacting Kathryn D. Ingraham, KapStone’s Vice President, Secretary and General Counsel, at (847) 239-8800.

Participants in the Solicitation

KapStone, WestRock, their respective directors and executive officers, certain other members of KapStone’s and WestRock’s respective management and certain of KapStone’s and WestRock’s respective employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of KapStone is set forth in the Proxy Statement/Prospectus, which was filed with the SEC on August 1, 2018, its current report on Form 8-K filed with the SEC on July 5, 2018, its proxy statement for its 2018 annual meeting of stockholders, which was filed with the SEC on April 27, 2018, and its annual report on Form 10-K for the fiscal year ended December 31, 2017, which was filed with the SEC on February 23, 2018, and information about the directors and executive officers of WestRock is set forth in its current report on Form 8-K filed with the SEC on July 27, 2018, its proxy statement for its 2018 annual meeting of stockholders, which was filed with the SEC on December 19, 2017, and its annual report on Form 10-K for the fiscal year ended September 30, 2017, which was filed with the SEC on November 20, 2017. Each of these documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the Proxy Statement/Prospectus and other relevant materials to be filed with the SEC when they become available.

No Offer or Solicitation

This Current Report on Form 8-K shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Note Regarding Forward-Looking Statements

This Current Report on Form 8-K includes certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Except for historical information, the matters discussed in this Current Report on Form 8-K are forward-looking statements subject to certain risks and uncertainties. Forward-looking statements can often be identified by words such as “may,” “will,” “should,” “would,’ “expect,” “project,” “anticipate,” “intend,” “plan,” “believe,” “estimate,” “potential,” “outlook,” or “continue,” the negative of these terms or other similar expressions. Actual results may differ materially from those projected as a result of certain risks and uncertainties, including but not limited to the ability of KapStone and WestRock to receive the required regulatory approvals for the proposed acquisition of KapStone by WestRock (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction) and approval of KapStone’s stockholders and to satisfy the other conditions to the closing of the proposed transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the merger agreement; negative effects of the announcement or the consummation of the transaction on the market price of WestRock’s or KapStone’s common stock and/or on their respective businesses, financial conditions, results of operations and financial performance; risks relating to the value of the Holdco shares that may be issued in the transaction, significant transaction costs and/or unknown liabilities; the possibility that the anticipated benefits from the proposed transaction cannot be realized in full or at all or may take longer to realize than expected; risks associated with third party contracts containing consent and/or other provisions that may be triggered by the proposed transaction; risks associated with transaction-related litigation; the possibility that costs or difficulties related to the integration of KapStone’s operations with those of WestRock will be greater than expected; the outcome of legally required consultation with employees or other employee representatives; and the ability of KapStone and the combined company to retain and hire key personnel. There can be no assurance that the proposed transaction will in fact be consummated in the manner described or at all. For additional information on identifying factors that may cause actual results to vary materially from those stated in forward-looking statements, see the reports of WestRock and KapStone on Forms 10-K, 10-Q and 8-K filed with or furnished to the SEC from time to time. These forward-looking statements are made only as of the date hereof and the companies assume no obligation to update any forward-looking statement.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 27, 2018

KAPSTONE PAPER AND PACKAGING CORPORATION

By:	/s/ Kathryn D. Ingraham
Name:	Kathryn D. Ingraham
Title:	Vice President, Secretary and General Counsel